Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of EP Energy Corporation for the registration of common stock, preferred stock, senior debt securities, subordinated debt securities, guarantees of debt securities, and rights and to the incorporation by reference therein of our report dated February 20, 2015, with respect to the consolidated financial statements of EP Energy Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Houston, Texas
July 30, 2015